Robert D. Stiles Chief Financial Officer

December 30, 2015 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: NATIONSTAR MORTGAGE HOLDINGS INC. (the “Company”) Registration Statement on Form S-3 File No. 333-202397
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:30 AM (Eastern) on January 5, 2016, or as soon thereafter as is practicable.
The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Duane McLaughlin, Esq. at 212.225.2106, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.
Sincerely,
/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP

8950 Cypress Waters Blvd., Coppell, Texas 75019